[redacted]

Fax

08005192

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 30.09.2008

From: Liberty International PLC

Headline: Directorate change

SUPPL

RECEIVED
2008 OCT -6 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
OCT 07 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

10/6

Directorate change

LIBERTY INTERNATIONAL PLC

30 SEPTEMBER 2008

BOARD AND COMMITTEE COMPOSITION

Liberty International PLC announces the following Board and Board Committee changes.

BOARD CHANGES

Robin Buchanan will retire from the Board on 31 December 2008. He has been a non-executive Director since June 1997.

In November 2007, he indicated that he wished to step down as a Director but agreed to stay on until the end of the current financial year.

John Abel, who has been a Director since 2000 and a non-executive Director since his retirement in 2005, will also step down from the Liberty International Board at the end of the financial year. He will continue as a consultant to the group and as a non-executive Director of Capital Shopping Centres PLC and Capital & Counties Limited.

As a former executive of the group, John Abel has ranked as a non-independent Director and by stepping down he assists the Board in achieving a balance of independent and non-independent Directors in line with the Combined Code on Corporate Governance.

The Board intends to appoint a further independent non-executive Director in due course.

BOARD COMMITTEE CHANGES

The new Senior Independent Director and Chairman of the Audit Committee is Rob Rowley succeeding Patrick Burgess. Rob Rowley has been a non-executive Director of Liberty International since May 2004. He joined Reuters Group plc in 1978 and was an executive Director from 1990-2001 and Finance Director from 1990-2000. He was a non-executive Director of Prudential plc where he chaired the Audit Committee.

Neil Sachdev has also been appointed to the Audit Committee.

Ian Henderson, an independent non-executive Director, will be the Chairman of the Remuneration Committee, taking over from Robin Buchanan on 30 September 2008. The Remuneration Committee will comprise Ian Henderson and Rob Rowley.

The Nomination & Review Committee will now comprise Patrick Burgess as Chairman, Rob Rowley and Ian Henderson.

Board and Board Committee composition following these changes is attached to this announcement.

Patrick Burgess, Chairman, commented: "On behalf of the Board I would like to thank both Robin Buchanan and John Abel for their significant contribution to the Board's thinking and to the Group's affairs. We regret that Robin Buchanan after long and valuable service to the Board is leaving us. I am delighted that we will continue to benefit from John Abel's long experience in the shopping centre industry as he will remain as a consultant to the Group and a non-executive Director of the two operating businesses."

Enquiries:

Patrick Burgess, Chairman +44 20 7960 1200
Susan Folger, Company Secretary +44 20 7960 1200

BOARD AND BOARD COMMITTEE COMPOSITION

The Board composition following the changes set out in the above announcement will be as follows:

Patrick Burgess Z	Chairman
David Fischel	Chief Executive
Ian Durant	Finance Director
Kay Chaldecott	Managing Director, Capital Shopping Centres
Ian Hawksworth	Managing Director, Capital & Counties
Graeme Gordon	
Ian Henderson + Z	
Michael Rapp	
Ron Rowley + # Z Ø	
Neil Sachdev #	

KEY
+ Member of the Remuneration Committee
# Member of the Audit Committee
Z Member of the Nomination & Review Committee
Ø Senior Independent Director

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